June 26, 2013

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             The Hertz Corporation

Registration Statement on Form S-4 (“Registration Statement”)

Filed June 26, 2013

Ladies and Gentlemen:

The Hertz Corporation, a Delaware corporation (the “Company”), is registering the exchange offer (the “Exchange Offer”) contemplated by the above-referenced Registration Statement in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), Shearman & Sterling (July 2, 1993) and other letters to similar effect.  The Company has not entered into any arrangement or understanding with any person to distribute the exchange notes and related guarantees (the “Exchange Notes”) to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated, Shearman & Sterling or similar letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

With respect to any broker-dealer that holds the subject outstanding notes (the “Outstanding Notes”) acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

Furthermore, the Company will make each broker-dealer that holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that it may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions.  The Company will also include such statement in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer.

Please feel free to contact the undersigned at (201) 307-2388 with any questions or comments you may have.

Very truly yours,

/s/ Richard J. Frecker

Richard J. Frecker
Vice President, Deputy General Counsel and
Assistant Secretary
The Hertz Corporation

cc:                                Thomas A. Monson

Jeffrey R. Shuman